March 15, 2010

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:  Mr. H. Roger Schwall

Re:	Golden Minerals Company (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-162486)

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of the Registrant that the effectiveness of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 p.m. (Eastern time), on March 17, 2010, or as soon as practicable thereafter, and that such effective date and time be confirmed in writing, by notifying Brian Boonstra of Davis Graham & Stubbs LLP, the Registrant’s counsel, at 303-892-7348.

Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus relating to the above-referenced offering have been distributed through the date hereof:

655                              total copies distributed;

165                              copies to prospective underwriters;

415                              copies to institutional investors; and

75                                    copies to others.

We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DAHLMAN ROSE & COMPANY, LLC
CANACCORD ADAMS INC.
CANACCORD FINANCIAL LTD.
RODMAN & RENSHAW, LLC

By:                              DAHLMAN ROSE & COMPANY, LLC

As representative of the

several underwriters

DAHLMAN ROSE & COMPANY, LLC

By:	/s/ Robert Brinberg
	Name:	Robert Brinberg
	Title:	Chief Operating Officer